UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        91338E101
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             June 27, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 91338E101	Page 2 of 6 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                 [  ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 91338E101	Page 3 of 6 Pages

1           Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5            Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                                [  ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 91338E101	Page 4 of 6 Pages

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission on May 4, 2011, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of Universal American Corp., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 4.                    Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The transactions contemplated by the Stock Purchase Agreement closed on June 27, 2016.  As a result, the Perry Funds sold 3,300,000 shares of non-voting common stock, par value $0.01 per share, and 7,711,515 Shares to the Company.  All of the unvested restricted stock and outstanding options held by the Perry Funds were cancelled.  The Perry Funds received an amount in cash (detailed in Exhibit F hereto) as consideration for the cancellation of each vested option.

On June 27, 2016, Mr. Perry submitted to the Company, and the Company accepted, Mr. Perry’s resignation, effective immediately, from the board of directors of the Company and each committee thereof.

Item 5.                    Interest in Securities of the Issuer.

(a) – (b) Perry Corp. may be deemed to be the indirect beneficial owner of no Shares, which constitutes approximately 0% of the Company’s outstanding Shares.  Perry Corp. may be deemed to have sole power to vote and sole power to dispose of no Shares.  By virtue of his position as President, sole director and sole shareholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own no Shares.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own Shares.

(c)           Except as set forth on Exhibit F hereto, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           June 27, 2016.

CUSIP No. 91338E101	Page 5 of 6 Pages

Item 7.                    Material to be Filed as Exhibits.

Exhibit A1- Agreement between Perry Corp. and Richard C. Perry to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

Exhibit B2 - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C3 - Power of Attorney, dated June 21, 2005.

Exhibit D4 - Agreement and Plan of Merger, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit E5 - Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit F - Transactions in the Shares effected in the past 60 days.

Exhibit G6 - Stock Purchase Agreement, dated as of June 21, 2016, by and among Perry Partners L.P., Perry Partners International, Inc., Perry Partners International Master Inc., Perry Private Opportunities Fund L.P., Perry Private Opportunities Offshore Fund L.P., and Universal American Corp.

Exhibit H7 - Lock-Up Agreement, dated as of June 21, 2016, by and among Perry Corp., Perry Partners L.P., Perry Partners International, Inc., Perry Private Opportunities Fund L.P., Perry Partners International Master Inc., Perry Private Opportunities Offshore Fund L.P. and Richard C. Perry.

_____________________
1 Previously filed as Exhibit A to the initial Perry Corp. Schedule 13D, filed on May 4, 2011, with respect to the securities of Universal American Corporation.
2 Previously filed as Exhibit B to the initial Perry Corp. Schedule 13D/A, filed on June 23, 2016, with respect to the securities of Universal American Corporation.
3 Previously filed as Exhibit C to the initial Perry Corp. Schedule 13D, filed on May 4, 2011, with respect to the securities of Universal American Corporation.
4 Incorporated by reference to Annex A to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011.
5 Incorporated by reference to Annex B to Universal American Corporation’s Definitive Proxy Statement filed April 4, 2011.
6 Previously filed as Exhibit G to the initial Perry Corp. Schedule 13D/A, filed on June 23, 2016, with respect to the securities of Universal American Corporation.
7 Previously filed as Exhibit H to the initial Perry Corp. Schedule 13D/A, filed on June 23, 2016, with respect to the securities of Universal American Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2016                                             PERRY CORP.

By:             /s/ Michael C. Neus*
Name:       Richard C. Perry
Title:         President

Date:  June 28, 2016                                             RICHARD C. PERRY

By:            /s/ Michael C. Neus*

*By Michael Neus, attorney-in-fact

EXHIBIT F

TRANSACTIONS

Together with Exhibit F previously attached to the Schedule 13D, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 27, 2016.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners, L.P.	Sale of non-voting common stock	06/27/2016	761,306	$6.80
Perry Partners, L.P.	Sale of Shares	06/27/2016	2,705,369	$6.80
Perry Partners, L.P.	Cancellation of unvested restricted stock for no additional consideration.	06/27/2016	5,199	$0
Perry Partners, L.P.	Cancellation of vested stock options (expiring 5/30/2017) for consideration.	06/27/2016	7,716	$1.00
Perry Partners, L.P.	Cancellation of vested stock options (expiring 5/29/2018) for consideration.	06/27/2016	6,980	$0.65
Perry Partners, L.P.	Cancellation of unvested stock options (expiring 5/29/2018) for no additional consideration.	06/27/2016	2,327	$0
Perry Partners, L.P.	Cancellation of vested stock options (expiring 5/28/2019) for consideration.	06/27/2016	4,070	$0.25
Perry Partners, L.P.	Cancellation of unvested stock options (expiring 5/28/2019) for no additional consideration.	06/27/2016	4,070	$0
Perry Partners International Inc.	Sale of non-voting common stock	06/27/2016	2,009,342	$6.80
Perry Partners International Inc.	Sale of Shares	06/27/2016	4,417,917	$6.80

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Private Opportunities Fund, L.P.	Sale of non-voting common stock	06/27/2016	447,607	$6.80
Perry Private Opportunities Fund, L.P.	Sale of Shares	06/27/2016	491,680	$6.80
Perry Private Opportunities Fund, L.P.	Cancellation of unvested restricted stock for no additional consideration.	06/27/2016	1,409	$0
Perry Private Opportunities Fund, L.P.	Cancellation of vested stock options (expiring 5/30/2017) for consideration.	06/27/2016	2,091	$1.00
Perry Private Opportunities Fund, L.P.	Cancellation of vested stock options (expiring 5/29/2018) for consideration.	06/27/2016	1,891	$0.65
Perry Private Opportunities Fund, L.P.	Cancellation of unvested stock options (expiring 5/29/2018) for no additional consideration.	06/27/2016	631	$0
Perry Private Opportunities Fund, L.P.	Cancellation of vested stock options (expiring 5/28/2019) for consideration.	06/27/2016	1,103	$0.25
Perry Private Opportunities Fund, L.P.	Cancellation of unvested stock options (expiring 5/28/2019) for no additional consideration.	06/27/2016	1,103	$0
Perry Private Opportunities Offshore Fund, L.P.	Sale of non-voting common stock	06/27/2016	81,745	$6.80
Perry Private Opportunities Offshore Fund, L.P.	Sale of Shares	06/27/2016	89,799	$6.80
Perry Private Opportunities Offshore Fund, L.P.	Cancellation of unvested restricted stock for no additional consideration.	06/27/2016	256	$0
Perry Private Opportunities Offshore Fund, L.P.	Cancellation of vested stock options (expiring 5/30/2017) for consideration.	06/27/2016	382	$1.00
Perry Private Opportunities Offshore Fund, L.P.	Cancellation of vested stock options (expiring 5/29/2018) for consideration.	06/27/2016	346	$0.65
Perry Private Opportunities Offshore Fund, L.P.	Cancellation of unvested stock options (expiring 5/29/2018) for no additional consideration.	06/27/2016	115	$0
Perry Private Opportunities Offshore Fund, L.P.	Cancellation of vested stock options (expiring 5/28/2019) for consideration.	06/27/2016	202	$0.25
Perry Private Opportunities Offshore Fund, L.P.	Cancellation of unvested stock options (expiring 5/28/2019) for no additional consideration.	06/27/2016	202	$0

FOR THE ACCOUNT OF	NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Perry Partners International Master Inc.	Sale of Shares	06/27/2016	6,750	$6.80
Perry Partners International Master Inc.	Cancellation of unvested restricted stock for no additional consideration.	06/27/2016	9,650	$0
Perry Partners International Master Inc.	Cancellation of vested stock options (expiring 5/30/2017) for consideration.	06/27/2016	14,322	$1.00
Perry Partners International Master Inc.	Cancellation of vested stock options (expiring 5/29/2018) for consideration.	06/27/2016	12,957	$0.65
Perry Partners International Master Inc.	Cancellation of unvested stock options (expiring 5/29/2018) for no additional consideration.	06/27/2016	4,318	$0
Perry Partners International Master Inc.	Cancellation of vested stock options (expiring 5/28/2019) for consideration.	06/27/2016	7,555	$0.25
Perry Partners International Master Inc.	Cancellation of unvested stock options (expiring 5/28/2019) for no additional consideration.	06/27/2016	7,554	$0